| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
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SECURI MISSION

04004312

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47566 |

SEC MAIL RECEIVED PROCESSING MAR 1 2004 WASH. D.C. 158 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ST. BERNARD FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
220 WEST MAIN ST., SUITE 200
(No. and Street)

| RUSSELLVILLE | ARKANSAS | 72801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT KEENAN 479-967-1200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WEWERS, DENIS D.
(Name — *if individual, state last, first, middle name*)

| 2224 COTTONDALE LANE, SUITE 100 | LITTLE ROCK, | AR. | 72202 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ROBERT KEENAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ST. BERNARD FINANCIAL SERVICES, INC., as of DECEMBER 31, XX 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO
Title

TONUIA HULL
NOTARY PUBLIC-STATE OF ARKANSAS
POPE COUNTY
My Commission Expires 9-10-2011

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ST. BERNARD FINANCIAL SERVICES, INC.

SEC FILE NO. 8-47566

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2003 AND THE YEAR THEN ENDED

with

REPORT OF INDEPENDENT AUDITOR

CONTENTS

REPORT OF INDEPENDENT AUDITOR

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

We have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. (a corporation) at December 31, 2003, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Bernard Financial Services, Inc. at December 31, 2003, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denis D. Wewers

Denis D. Wewers, CPA
Little Rock, Arkansas
February 12, 2004

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 3,394 |
| Certificate of deposit | 10,000 |
| Accounts receivable - commissions | 36,844 |
| - officer | 3,342 |
| Depreciable assets at cost, less accumulated depreciation of $13,452 | 227 |
| | $53,807 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Commissions payable | $35,440 |
| Payroll taxes withheld and accrued | 2,135 |
| Income taxes payable | 181 |
| Total liabilities | 37,756 |
| Stockholders' equity: | |
| Common stock, $1 par value: | |
| Authorized 100,000 shares; issued and outstanding 100 shares | 100 |
| Additional paid-in capital | 12,253 |
| Retained earnings | 3,698 |
| Total stockholders' equity | 16,051 |
| | $53,807 |

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2003

| | | |
|---|---|---|
| Revenues: | | |
| Commissions and fees | | $455,890 |
| Dividends and interest | | 46 |
| Agents' fees received | | 7,375 |
| | | 463,311 |
| Expenses: | | |
| Commissions | | 337,261 |
| Bank charges | | 9,008 |
| Business development and travel | | 44,609 |
| Communications | | 7,778 |
| Depreciation | | 529 |
| Insurance | | 1,583 |
| Office supplies | | 7,335 |
| Regulatory fees | | 7,399 |
| Rent and utilities | | 4,848 |
| Wages, contract labor and benefits | | 39,086 |
| Other | | 3,328 |
| | | 462,764 |
| Net income before income taxes | | 547 |
| Income taxes: | | |
| Federal | 283 | |
| State | 20 | 303 |
| Net income | | $ 244 |

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2003

| | Common Stock | Capital in excess of stated value | Retained earnings | Total |
|---|---|---|---|---|
| Balance - December 31, 2002 | $100 | $12,253 | $3,454 | $15,807 |
| Net income for the year | - | - | 244 | 244 |
| Balance - December 31, 2003 | $100 | $12,253 | $3,698 | $16,051 |

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 244 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Depreciation | 529 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | -20,416 |
| Accounts payable | -10,402 |
| Commissions payable | 23,116 |
| Due to/from officer | -5,465 |
| Cash used by operating activities | -12,394 |
| Cash flows provided (used) by investing activities: | |
| Maturity of certificates of deposit | 13,596 |
| Acquisition of certificates of deposit | -10,000 |
| Cash provided by investing activities | 3,596 |
| Net change in cash and cash equivalents | -8,798 |
| Cash and cash equivalents: | |
| Beginning of period | 12,192 |
| End of period | $ 3,394 |
| Other disclosures: | |
| Interest paid | $ -0- |
| Income taxes paid | $ 123 |

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2003

| | |
|---|---|
| Balance - December 31, 2002 | $None |
| Activity during the year | None |
| Balance - December 31, 2003 | $None |

See accompanying notes.

ST. BERNARD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

## Note 1: Organization and Summary of Significant Accounting Policies

### Organization

St. Bernard Financial Services, Inc. (the "Company") was formed March 20, 1994, under the laws of the State of Arkansas pursuant to the Arkansas Business Corporation Act. The Company, conducting business within the state of Arkansas, is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Arkansas Securities Department. It has contracted a national securities firm to perform all the required execution, clearing, and record-keeping services for introduced accounts.

### Significant Accounting Policies

#### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

#### Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets - generally 3 - 5 years.

#### Securities Transactions

Customers' introduced securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts is provided when justified and, in management's opinion, no provision was necessary at December 31, 2003.

#### Income Taxes

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2: Commitments and contingencies

The Company currently has a verbal month-to-month agreement to pay $200 per month for rental of its office facilities. Rental expense of its office facilities for 2003 totaled $2,400.

Note 3: Disclosures about the fair value of financial instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2003, which include cash and cash equivalents, commissions receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $6,988, which was $1,988 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.4 to one.

ADDITIONAL INFORMATION

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC. as of DECEMBER 31, 200

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 16,051 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 16,051 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 16,051 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 9,063 * | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 9,063 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 6,988 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( ) | 3740 |
| 10. | Net Capital | | | $ 6,988 | 3750 |

OMIT PENNIES

| | | |
|---|---|---|
| * | ACCOUNTS RECEIVABLE-OFFICER | $3,342 |
| | NON-ALLOWABLE COMMISSIONS RECEIVABLE | 5,494 |
| | DEPRECIABLE ASSETS | 227 |
| | | $9,063 |

THERE WERE NO MATERIAL DIFFERENCES BETWEEN NET CAPITAL COMPUTED ABOVE AND AS FILED BY ST. BERNARD FINANCIAL SERVICES, INC. IN ITS AMENDED FOCUS REPORT AS OF DECEMBER 31, 2003.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC. as of DECEMBER 31, 2003

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 2,517 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 1,988 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 37,756 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 37,756 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 540 | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % | 3860 |

THERE WERE NO MATERIAL DIFFERENCES BETWEEN AGGREGATE INDEBTEDNESS COMPUTED ABOVE AND AS FILED BY ST. BERNARD FINANCIAL SERVICES, INC. IN ITS AMENDED FOCUS REPORT AS OF DECEMBER 31, 2003.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER ST. BERNARD FINANCIAL SERVICES, INC. as of DECEMBER 31, 2003

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k) (1)—$2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SAXONY SECURITIES [4335] | X | 4570 |
| D. (k) (3)—Exempted by order of the Commission | | 4580 |

# INDEPENDENT AUDITOR'S SUPPLEMENTARY

# REPORT ON INTERNAL CONTROL STRUCTURE

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
St. Bernard Financial Services, Inc.

In planning and performing our audit of the financial statement of St. Bernard Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15a3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the condition described in the following paragraph, which we believe solely, results in a more than relatively low risk that errors or irregularities in amounts that could be material in relation to the financial statements of the Company may occur and not be detected within a timely period.

Since the Company is small, one individual performs essentially all of its operational and record-keeping procedures. Consequently, the segregation of duties, which is normally required for effective internal control, is not achievable. The Company has no plans to change operational and record keeping procedures until justified by future growth.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in our examination of the financial statements, and this report does not affect our report on those financial statements dated February 12, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which we believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.

Denis D. Wewers

Denis D. Wewers, CPA
Little Rock, Arkansas
February 12, 2004